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08000081

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

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REGISTRANT'S NAME Bluebay Asset Management

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JAN 10 2008
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FILE NO. 82- 35048 FISCAL YEAR 6-2007

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DATE: 1/7/08

BlueBay asset management

FOR IMMEDIATE RELEASE **18 SEPTEMBER 2007**

BLUEBAY ASSET MANAGEMENT PLC

PRELIMINARY RESULTS FOR THE YEAR ENDED 30 JUNE 2007 (unaudited)

Financial highlights

	Year ended 30 June 2007	Year ended 30 June 2006	**% increase**
Assets under management	**US$13.1bn**	US$7.0bn	**+89%**
Total fee income	**£109.2m**	£76.0m	**+44%**
Net management fee income *	**£61.0m**	£37.2m	**+64%**
Performance fee income	**£48.2m**	£38.8m	**+24%**
Profit before tax **	**£51.6m**	£31.1m	**+66%**
Operating Margin **	**45.2%**	39.9%	**+5.3pts**
Profit after tax	**£35.2m**	£21.6m	**+63%**
Diluted earnings per share	**18.5p**	15.8p	**+17%**
Proposed dividend per share ***	**6.0p**	n/a	**n/a**

* Stated net of rebates and expense cap reimbursements
** Stated after exceptional items
*** Proposed dividend per share subject to shareholder approval
Private limited company prior to November 2006

Hugh Willis, BlueBay's Chief Executive Officer, said:

Performance in 2007

"BlueBay performed well in 2007. Continued growth in Assets under Management (up 89% to $13.1 billion) and profit before tax (up 66% to £51.6 million) was driven by good performance across the Group's funds and products and strong investor demand for its asset management services. BlueBay's five flagship long/short funds returned a blended average of 10.4% net of fees during the year and its five main long-only funds all out-performed their indices by between 1.1 and 6.9 percentage points."

"2007 has seen continued validation of the Group's focused growth strategy, with powerful secular expansion continuing in its main target markets - European corporate debt and emerging market debt - and the Group winning significantly increased market share across its major sub-asset class range."

Growth in Assets under Management ("AuM") and performance in July/ August

"Against the background of a challenging credit environment, trading at BlueBay has been satisfactory in July and August. AuM have risen 7% over the two months in question - from $13.1 billion to $14.0 billion - and the Group has accrued positive performance fee income during the period."

Conservative approach

"Importantly, BlueBay is benefiting in the current environment from the conservative approach it has historically taken to structured credit products, which have proven to be a particularly difficult area for managers that have been more aggressive in this space in recent years. Specifically, BlueBay has avoided any structured products that are exposed to refinancing risk; the structured investment vehicle ("SIV") market and related SIV-lite structures being prime examples of this. We remain an opportunistic issuer of collateralised debt obligations ("CDOs"); with our only issued transaction to date being a 2005 emerging market vehicle whose entire issued note base was upgraded to AAA some time ago and which remains very stable. We have not issued any collateralised loan obligations ("CLOs"), primarily due to our views on term leverage at this point in the credit cycle and it also remains the case that none of BlueBay's funds or products has had any direct long side exposure to the sub-prime mortgage market."

Restoring order to the credit market

"Looking to the immediate future, we expect the current difficult credit market conditions to persist in coming weeks. It seems highly likely that major central banks will soon cut rates – maybe significantly – in order to unblock the arteries of credit markets and prevent a short term liquidity crisis triggering an accelerated recession. Our base case is that such action will ultimately be successful and that an early end to the current credit cycle will be avoided. The process of restoring order to credit markets is nevertheless likely to take some time; and to involve further pain for market participants who have become overextended in recent times. However, this is likely to be a very interesting environment for investors and asset managers whose portfolio liquidity and investment skills equip them to take advantage of forced selling and distressed prices."

BlueBay is well positioned

"We are confident that the highly favourable combination of asset class and industry developments that have driven BlueBay's growth over the last six years are set to continue. From an asset class perspective, European corporate debt markets remain at a relatively early stage of their development and set for further pronounced secular growth; while emerging market debt continues to be embraced by an increasing number of investors worldwide as an important, mainstream asset class. From an industry perspective, the growing popularity of specialist managers, absolute return style investment processes and open architecture distribution continue disproportionately to benefit performance-driven brand names such as our own. BlueBay remains particularly well positioned, in our view, to continue to benefit from this remarkable confluence of trends."

Contacts:

BlueBay Asset Management plc 020 7389 3700

Hugh Willis, CEO
Nick Williams, CFO
Jo Ongert, Head of Marketing & Client Relations

Brunswick Group LLP 020 7404 5959
Nigel Prideaux / Tim Williamson

Notes to Editors:

Information on BlueBay

Founded in 2001, BlueBay is one of the largest independent managers of fixed income credit funds and products in Europe. It listed on the London Stock Exchange in November 2006. With approximately US$14.0 billion of AuM as at 31 August 2007, it has one of the largest concentrations of fixed income credit expertise in Europe. BlueBay specialises in two major sub-asset classes of credit – European corporate debt and emerging market debt.

Within each sub-asset class, the Group offers three distinct product lines: long/short funds, long-only funds and structured products. It also manages a number of long-only segregated accounts on behalf of large institutional clients. BlueBay's overall aim is to provide a broad range of credit products to modern institutional investors which offer attractive risk-adjusted performance characteristics. BlueBay distributes its products directly, through wholesalers and via intermediaries. Its sales and marketing team is based in the Group's offices in London, Tokyo and New York.

Chief Executive's review (extract)

2007 was an important and successful year for BlueBay. The Group performed well in 2007 with continued growth in AuM (up 89% to $13.1 billion) and profit before tax (up 66% to £51.6 million). Growth was driven by good performance across the Group's funds and products and strong investor demand for its asset management services. In November 2006, moreover, the Group realised its long established objective of successfully gaining admission of BlueBay's ordinary shares to the Official List of the UK Listing Authority and to trading on the main market of the London Stock Exchange ("Listing"); and was subsequently admitted to the FTSE 250 index in March 2007.

Group strategy

The Group's strategy since its inception in 2001 has been to position itself as a leading institutional asset manager in two particularly fast growing sectors of the global fixed income credit markets: European corporate debt and emerging market debt. In constructing the optimum business model to achieve this, we have adhered to two key principles:

- That modern institutional investors have a strong preference for employing asset management firms able to offer both comprehensive infrastructure and strong risk-adjusted fund performance; and that this combination is surprisingly rare; and

- That the traditional boundaries between long-only funds and hedge funds are breaking down fast; and that asset management firms seeking scaleable businesses must offer investors a range of absolute return style products spanning both disciplines.

2007 has seen continued validation of the Group's focused growth strategy; with powerful secular expansion continuing in its main target markets - European corporate debt and emerging market debt - the Group winning significantly increased market share across its major sub-asset class range.

2007 results

The most obvious manifestation of this has been robust growth in AuM across the Group's funds and products; from $7.0 billion in June 2006 to $13.1 billion in June 2007. Growth has been strong across all disciplines; with long/short assets rising 76% to $4.9 billion, long-only assets rising 117% to $5.6 billion and structured product assets rising 65% to $2.6 billion.

This asset growth has been driven and underpinned by solid investment performance – the backbone of any asset management firm. The Group's five flagship long/short funds returned a blended average 10.4% net of fees; marginally ahead of budgeted performance. Its five main long-only funds all beat their indices over the year; by between 1.1 and 6.9 percentage points; with both of its European corporate bond funds and one of its emerging markets funds ranking as the best performing in their sectors since launch. A satisfactory year of performance was rounded off with BlueBay receiving the prestigious Global Investor 2007 Emerging Market Debt Award for Investment Excellence.

Solid investment performance was accompanied by continued investment in the Group's infrastructure platform – with the firm's achievements in this sphere being marked by it receiving an award for excellence in hedge fund operations – Best Operator in Fixed Income Single Manager - Europe 2007 from Financial News. The benefits of the Group's focus on building first class systems, compliance, legal and risk infrastructure are now being felt daily; with institutional investors regularly citing BlueBay's strength in these areas as a key differentiator in manager selection.

Despite rapid year on year asset growth and continued infrastructure investment, the Group was successful during the year both in maintaining premium management fee margins and in improving operating margins once more. This allowed pre tax profits and diluted earnings per share to rise to £51.6 million and 18.5 pence respectively. Notable improvements in the quality of earnings were also achieved over the year; with the proportion of overall management fees deriving from the Group's long-only and structured product funds rising from 25% to 36% and the proportion of total revenues represented by management rather than performance fees rising from 49% to 56%.

Listing
The admission of BlueBay's shares to the Official List of the UK Listing Authority in November 2006 was a milestone event. Planned since BlueBay's inception in 2001, the flotation allowed the Group to make available an exit to its original institutional equity backers - Barclays Bank PLC and Shinsei Bank, Limited; to improve further the firm's transparency to the benefit of its fund investors; and to equip itself with a potent currency with which to continue to attract and retain talented people. The flotation was successful; with the maximum number of shares allotted.

People
Asset management companies are ultimately dependent upon their people and BlueBay's success to date has been a direct function of its ability to attract and retain the very best people in the industry. We are required to do this in a highly competitive market place and therefore attach considerable importance to ensuring that BlueBay is a pleasant and rewarding place to work. While competitive cash compensation structures and a collegiate working environment are important elements of this programme, at its heart lies the important principle of universal equity ownership. 58% of BlueBay's equity was held by its employees at year end; with all of the Group's permanent UK employees given the opportunity to own shares in the firm. BlueBay's employees also hold in excess of $100 million of personal investments in BlueBay funds.

Outlook
The first two months of the current financial year (July and August) have been, as already well documented, extremely difficult for credit markets. What began as a sub prime mortgage crisis in the US has spilled over into the broader credit arena and severe losses have been experienced by many market participants. This is giving rise to a more challenging credit environment than we have seen for some years and it appears unlikely that the second half of the current calendar year will be an easy one for the industry in general.

Against the background of a challenging credit environment, trading at BlueBay has been satisfactory in July and August. AuM have risen 7% over the two months in question - from $13.1 billion to $14.0 billion - and the Group has accrued positive performance fee income during the period.

Importantly, BlueBay is benefiting in the current environment from the conservative approach it has historically taken to structured credit products, which have proven to be a particularly difficult area for managers that have been more aggressive in this space in recent years. Specifically, BlueBay has avoided any structured products that are exposed to refinancing risk; the structured investment vehicle ("SIV") market and related SIV-lite structures being prime examples of this. We remain an opportunistic issuer of collateralised debt obligations ("CDOs"); with our only issued transaction to date being a 2005 emerging market vehicle whose entire issued note base was upgraded to AAA some time ago and which remains very stable. We have not issued any collateralised loan obligations ("CLOs"), primarily due to our views on term leverage at this point in the credit cycle and it also remains the case that none of BlueBay's funds or products has had any direct long side exposure to the sub-prime mortgage market.

Looking to the immediate future, we expect the current difficult credit market conditions to persist in coming weeks. It seems highly likely that major central banks will soon cut rates – maybe significantly – in order to unblock the arteries of credit markets and prevent a short term liquidity crisis triggering an accelerated recession. Our base case is that such action will ultimately be successful and that an early end to the current credit cycle will be avoided. The process of restoring order to credit markets is nevertheless likely to take some time; and to involve further pain for market participants who have become overextended in recent times. However, this is likely to be a very interesting environment for investors and asset managers whose portfolio liquidity and investment skills equip them to take advantage of forced selling and distressed prices.

More generally, we believe that the highly favourable combination of asset class and industry developments that have driven BlueBay's growth over the last six years are set to continue. From an asset class perspective, European corporate debt markets remain at a relatively early stage of their development and set for further pronounced secular growth; while emerging market debt continues to be embraced by an increasing number of investors worldwide as an important, mainstream asset class. From an industry perspective, the growing popularity of specialist managers, absolute return style investment processes and open architecture distribution continue disproportionately to benefit performance-driven brand names such as our own. BlueBay remains particularly well positioned, in our view, to continue to benefit from this remarkable confluence of trends.

A thank you
I would like to close my remarks by extending my thanks to all the members of BlueBay's staff that have made possible the Group's success to date. We will continue to rely upon their skill and dedication for our future success; and we do so with confidence.

Hugh Willis
Chief Executive

Business Review (extract)

Non-financial business drivers

The key non-financial drivers of the business are the growth of AuM, fund performance and the effective management of business risk.

Growth of AuM
During the course of the financial year, AuM increased by $6.1 billion to reach $13.1 billion at 30 June 2007. All products contributed to this increase with long/short increasing by $2.1 billion to $4.9 billion, long-only increasing by $3.0 billion to $5.6 billion and structured products increasing by $1.0 billion to $2.6 billion.

Components of AuM growth
Of the increase in AuM of $6.1 billion during the financial year 2007, net subscriptions contributed $5.0 billion while net fund performance contributed $1.1 billion. The following tables provide the breakdown of net subscriptions into gross subscriptions and gross redemptions. Subscriptions and redemptions record the gross movements into and out of the various funds managed by BlueBay as recorded by the transfer agents or custodians. No adjustments have been made to reflect switches of investments between investment funds managed by BlueBay.

AuM growth in BlueBay funds for periods indicated:

	As at	As at
	30 June 2007	30 June 2006
	$m	$m
Beginning of period AuM	**6,959**	**3,022**
Subscriptions	6,429	4,296
Redemptions	(1,353)	(778)
Net subscriptions	**5,076**	**3,518**
Net fund performance	**1,083**	**419**
End of period AuM	**13,118**	**6,959**

a) Long/Short Funds

Of the $2.1 billion increase in long/short AuM, net subscriptions contributed $1.8 billion and net fund performance $0.3 billion. In April 2007, BlueBay launched its first new long/short funds since November 2003. The BlueBay Multi-Strategy Fund and the BlueBay Multi-Strategy PLUS Fund ("BlueBay Multi-Strategy Funds"), which invest in a number of strategies across two sub-asset classes, closed the year with net subscriptions of $646 million.

AuM growth in long/short funds for periods indicated:

	As at	As at
	30 June 2007	30 June 2006
	$m	$m
Beginning of period AuM	**2,804**	**1,853**
Subscriptions	2,411	1,177
Redemptions	(645)	(499)
Net subscriptions	**1,766**	**678**
Net fund performance	**368**	**273**
End of period AuM	**4,938**	**2,804**

b) Long-only Funds
Of the $3.0 billion increase in long-only AuM, $2.5 billion arises from net subscriptions and $0.5 billion from net fund performance. 2007 saw the introduction of two new long-only sub-funds, the BlueBay Emerging Market Select Bond Fund and the SIM BlueBay Emerging Market Local Currency Bond Fund, and 5 new segregated mandates.

AuM growth in long-only funds for periods indicated:

	As at 30 June 2007 $m	As at 30 June 2006 $m
Beginning of period AuM	**2,574**	**705**
Subscriptions	2,939	1,950
Redemptions	(449)	(179)
Net subscriptions	**2,490**	**1,771**
Net fund performance	**511**	**98**
End of period AuM	**5,575**	**2,574**

c) Structured Products
Of the $1.0 billion increase in structured products AuM, net subscriptions contributed $0.8 billion and net fund performance $0.2 billion. 2007 saw the launch of a new structured fund, the BlueBay Emerging Market Opportunity Fund and several new fund derivatives products.

AuM growth in structured products for periods indicated:

	As at 30 June 2007 $m	As at 30 June 2006 $m
Beginning of period AuM	**1,581**	**465**
Subscriptions	1,078	1,168
Redemptions	(259)	(99)
Net subscriptions	**819**	**1,069**
Net fund performance	**205**	**47**
End of period AuM	**2,605**	**1,581**

Fund investor analysis
BlueBay's fund investors are primarily institutional clients making up 60% of BlueBay's AuM as at 30 June 2007 (up from 51% as at 30 June 2006) with fund of funds clients making up 24% (down from 29%), white labelling and distributors 11% (down from 14%) and private clients 5% (down from 6%). By geographical range, Europe accounted for 68% of BlueBay's AuM as at 30 June 2007 (down from 73% as at 30 June 2006), Asia/Australia accounted for 19% (up from 13%) and the US accounted for 10% (down from 13%).

Fund performance

a) Long/short funds
For the financial year to 30 June 2007, the annual returns net of fees were 15.8% for the BlueBay Emerging Market Total Return Fund, 9.7% for the BlueBay Value Recovery Fund (US$ share class) and 0.4% for the BlueBay Global Credit Fund. During their first three months since launch, the BlueBay Multi-Strategy Fund and the BlueBay Multi-Strategy PLUS Fund generated returns net of fees of 2.1% and 2.4% respectively. The blended long/short annual return was 10.4% which is slightly ahead of the budgeted return rate of 10.0%.

b) Long-only funds
For the long-only flagship funds the relative returns for the year to 30 June 2007 were all ahead of their benchmarks. The relative returns for the year were 111 basis points ahead of the index for the BlueBay Investment Grade Fund, 125 basis points ahead of the index for the BlueBay High Yield Bond Fund, 259 basis points ahead of the index for the BlueBay Emerging Market Bond Fund, 687 basis points ahead of the index for the BlueBay Emerging Market Local Currency Bond Fund and 286 basis points ahead of the index for the BlueBay Emerging Market Select Bond Fund.

c) Structured Products
Fund derivatives comprise a large proportion of our structured products platform. The returns generated on each of these funds closely mirrors the returns of the related flagship long/short or long-only fund on which each is based. The performance of the fund derivatives has therefore been covered in the paragraphs above. In our Structured Funds, which makes up the smaller piece of Structured Products, the BlueBay European Credit Opportunity Fund generated an absolute return of 14.0%.

Business risk

In common with all other asset management firms, BlueBay faces a number of business risks which are actively managed. Further detail on the management of business risk will be contained in our Annual Report.

Financial business drivers

Summary of results
During the year, total fee revenues increased 43.8% to £109.2 million. Total administrative expenses increased by 25.5% to £58.6 million leading to an increase in operating profit of 66.7% to £50.5 million. After exceptional items, net finance income and tax, profit increased by 62.7% to £35.2 million.

Key Financial Drivers
The key financial drivers of the business are; the growth in net management fees, performance fees and the management of our operating margins.

Growth in net management fees
BlueBay continues to experience strong growth in net management fees during 2007 which increased by £23.8 million or 64.0% to £61.0 million (2006: £37.2 million).

Net management fee income outstripped performance fee income for the first time, mainly as a result of the continuing strong growth in AuM, particularly in long-only products. We expect net management fees will continue to represent a growing proportion of total fee income in years to come.

Net management fees by product are analysed as indicated:

Product	For the year ended 30 June					
	2007		2006		2005	
	£m	% *	£m	%*	£m	%*
Long/short	39.3	*64.4%*	28.0	*75.3%*	13.9	*85.7%*
Long-only	12.9	*21.1%*	5.1	*13.7%*	0.9	*5.4%*
Structured products	8.8	*14.5%*	4.1	*11.0%*	1.5	*8.9%*
Total net management fees	**61.0**		**37.2**		**16.3**	

*percentage of total net management fees

Over time, the share of total net management fee revenue generated by long-only and structured products has increased. We expect this trend to continue over the coming years.

Management fees on long/short products are charged at 2 per cent per annum on all assets attributable to unrelated parties. Certain share classes which are only eligible to a defined group of related parties (mainly Directors and employees), do not attract management (or performance) fees. The management fee yields on all other long/short products remain at 200 basis points. As a result, we expect this will decline slightly over time as investments by Directors and employees increase.

The management fees charged on long-only and structured products are more varied, ranging between 30 basis points and 175 basis points, depending on factors such as sub-asset class, the share class and the levels of rebates offered. Fee yields on long-only and structured products are closely managed to avoid signs of erosion. The average management fee yield on our long-only products is stable at 62 basis points for the year to 30 June 2007 (year to 30 June 2006: 61 basis points). The average management fee yield on our structured products for the same period increased to 86 basis points (2006: 80 basis points). The improvement is mainly attributable to a change in products and sub-asset class mix.

Net management fees are reported net of rebate payments on long-only and structured products (which are contractually-agreed fee discounts for large investments) and of expense cap reimbursements (which is where BlueBay reimburses a fund for the excess of its administrative expenses over a pre-determined maximum level). These revenue deductions amounted to £3.6 million or 5.6% of gross management fees (2006: £1.3 million or 3.3%).

Performance fees

Performance fees continue to grow with an increase of £9.4 million or 24.3% to £48.2 million (2006: £38.8 million). Performance fees are charged on all long/short funds and structured funds. Performance fees combined with lower management fees are also offered on long-only funds as an alternative to the more usual management fee only fee structures. Performance fees are generated predominantly by our long/short funds which represented 95% of the overall performance fee revenues in the year to 30 June 2007.

Performance fees by product are analysed as indicated:

Product	For the year ended 30 June		
	2007	2006	2005
	£m	£m	£m
Long/short	46.0	37.9	23.2
Long-only	0.9	0.7	0.3
Structured products	1.3	0.2	0.0
Total performance fees	**48.2**	**38.8**	**23.5**

BlueBay aims to reduce its dependency on performance fees over time, with performance fees as a percentage of total fee revenues dropping to 44.2% in financial year 2007 from 51.1% in the previous financial year.

Operating margins

During the financial year 2007, BlueBay's administrative expenses have increased by £11.9 million or 25.5% with total compensation costs increasing by £7.6 million or 21.6% and non-compensation costs increasing by £4.3 million or 37.3%.

Compensation expenses are split between those which are linked directly or indirectly to investment performance (performance-based compensation costs) and those which are not (non-performance based compensation costs). The former are compared to performance fee revenues and the latter to the management fee revenues.

During the financial year, the ratio of performance based compensation to performance fees improved to 42.8% from 47.3% in the previous financial year. This improvement is solely attributable to the expansion of the bonus deferral programme to a wider group of employees. Under IFRS, the deferred bonuses are charged to the income statement over the performance and vesting period rather than in the year in which the performance is generated. The maturing of this deferral programme will generate a deterioration of this ratio in years to come. Performance-based compensation arrangements are reviewed on an annual basis in light of competitive pressures for talented professionals. These reviews could result in changes to the ratio over time.

During the financial year, the ratio of non–performance based compensation to net management fees improved to 36.1% from 45% in the previous year. This improvement partly reflects the expansion of the bonus deferral programme but also reflects the increasing scale of the business. We expect this ratio will continue to improve over time.

During the financial year, the ratio of non-compensation costs to net management fees improved to 26.2% from 31.3% in the previous year. Within these expenses, the two most significant increases were attributable to an increase in trail commissions paid to distributors and an increase in occupancy costs, in anticipation of the relocation of the London office to new premises at the end of calendar year 2007. We expect this ratio will continue to improve over time with the increasing scale of the business.

The Group's operating margin before exceptional items increased to 46.2% (2006: 39.9%). Part of this improvement is due to the impact of the deferred bonus programme and part is due to improvements due to the scaling of the business.

The process of Listing in November 2006 resulted in one-off expenses for the Group amounting to £2.2 million. In accordance with International Accounting Standard ("IAS") 32 Financial Instruments: Disclosure and Presentation and the Companies Act 1985 some of these expenses were charged to the income statement (£1.1 million) as an exceptional item while the remaining £1.1 million were written-off against the share premium account.

Profit distribution

To the extent they are not needed for ongoing investment in the business and to provide a prudential capital cushion, BlueBay intends to use its retained earnings as follows:

Dividends
As a private company, BlueBay paid out almost all of its distributable reserves to its shareholders. The dividends of £14.4 million recognised in the Financial Statements for the year ended 30 June 2007 were all paid out before Listing. At the time of Listing we said that we intended to distribute between one quarter and one half of net profits by way of dividend and that any dividend declared for the year to 30 June 2007 would only be in respect of that period of the financial year during which BlueBay had been listed. In respect of the year ended 30 June 2007, the Board has recommended a total final dividend of £11.4 million, equivalent to 6.0p per share, which represents approximately 32.4% of the profit after tax generated for the financial year and 38.8% of retained earnings generated since Listing. Subject to shareholder approval, the dividend will be paid on 23 November 2007 to shareholders on the register on 26 October 2007; the ex dividend date being 24 October 2007.

Other Uses
As we explained above, we feel it is essential that share ownership is widely distributed amongst employees and that key professionals retain meaningful interests in BlueBay equity. We intend, therefore, to provide financing to our primary Employee Benefit Trust in order to enable it to purchase BlueBay's shares in the market that can provide the basis for direct and indirect equity awards to employees over the coming years.

We also believe it is important for the Group to retain the flexibility of providing seed capital to new funds, if necessary.

Group income statement

For the year ended 30 June 2007

	Note	2007 £000's	2006 £000's
Revenue		109,191	75,958
Other operating income		249	1,035
Other operating expenses		(343)	-
Administrative expenses	2	(59,719)	(46,706)
Operating profit		**49,378**	**30,287**
Operating profit before exceptional items		50,476	30,287
Exceptional items	3	(1,098)	-
Operating profit		49,378	30,287
Finance income		2,244	816
Finance expense		(6)	(41)
Profit on ordinary activities before taxation		51,616	31,062
Taxation	4	(16,448)	(9,443)
Profit for the year attributable to ordinary equity shareholders		35,168	21,619
Earnings per share			
Basic		25.0p	18.0p
Diluted		18.5p	15.8p
Memo			
Dividends paid in the period	5	14,398	13,800

Group balance sheet

As at 30 June 2007

	2007 £000's	2006 £000's
Assets		
Non-current assets		
Property, plant and equipment	2,554	2,838
Intangible assets	1,747	1,525
Deferred tax asset	6,731	631
Non-current receivables	99	1,218
Total non-current assets	11,131	6,212
Current assets		
Trade and other receivables	35,771	31,130
Current tax asset	84	-
Derivative financial instruments	3	246
Financial assets	13,876	3,674
Cash and cash equivalents	51,531	25,215
Total current assets	101,265	60,265
Total assets	112,396	66,477
Liabilities		
Non-current liabilities		
Deferred tax liability	-	117
Trade and other payables	6,353	1,347
Liability for share based payments	-	12,018
	6,353	13,482
Current liabilities		
Trade and other payables	18,367	19,084
Current tax liabilities	77	5,334
Total current liabilities	18,444	24,418
Total liabilities	24,797	37,900
Shareholders' equity		
Share capital	190	12
Share premium	31,551	15,587
Retained earnings	49,635	12,531
Own shares	(1,015)	-
Other reserves	7,238	447
Total shareholders' equity	87,599	28,577
Total liabilities and shareholders' equity	112,396	66,477

Group statement of changes in shareholders' equity

	Share capital £000's	Share premium £000's	Retained earnings £000's	Own shares £000's	Other reserves £000's	Total £000's
Balance at 1 July 2006	12	15,587	12,531	-	447	28,577
Currency translation adjustments	-	-	(12)	-	-	(12)
Share based payments	-	-	-	-	687	687
Deferred tax on share based payments	-	-	-	-	6,006	6,006
Deferred income tax	-	-	-	-	16,444	16,444
Net income/(expense) recognised directly in equity:	-	-	(12)	-	23,137	23,125
Profit for the year	-	-	35,168	-	-	35,168
Dividends	-	-	(14,398)	-	-	(14,398)
Total recognised income for the year	-	-	20,758	-	23,137	43,895
Reclassification of debt as equity	50	11,968	-	-	-	12,018
Exercise of share options	20	5,234	-	-	-	5,254
Bonus issue	108	(108)	-	-	-	-
IPO costs (Note 3)	-	(1,130)	-	-	-	(1,130)
Purchase of own shares by Employee Benefit Trust	-	-	-	(270)	-	(270)
Purchase of own shares for Share Incentive Plan	-	-	-	(900)	-	(900)
Disposal of own shares for Share Incentive Plan	-	-	-	155	-	155
Utilisation of deferred tax asset	-	-	16,350	-	(16,350)	-
Transfer between reserves	-	-	(4)	-	4	-
Balance at 30 June 2007	190	31,551	46,635	(1,015)	7,238	87,599

Group statement of changes in shareholders' equity (continued)

	Share Capital £000's	Share Premium £000's	Retained Earnings £000's	Own Shares £000's	Other Reserves £000's	Total £000's
Balance at 1 July 2005	12	15,587	4,714	-	-	20,313
Currency translation adjustments	-	-	(2)	-	-	(2)
Share based payments	-	-	-	-	81	81
Deferred tax on share based payments	-	-	-	-	366	366
Net income/(expense) recognised directly in equity:	-	-	(2)	-	447	445
Profit for the year	-	-	21,619	-	-	21,619
Dividends	-	-	(13,800)	-	-	(13,800)
Total recognised income for the year	-	-	7,817	-	447	8,264
Balance at 30 June 2006	12	15,587	12,531	-	447	28,577

Group cash flow statement

For the Year Ended 30 June 2007

	2007 £000's	2006 £000's
Cash flows from operating activities		
Cash generated from operations	56,118	26,545
Corporation tax paid	(5,564)	(7,830)
Exceptional items	(1,098)	-
	49,456	18,715
Cash flows from investing activities		
Purchase of property, plant and equipment	(1,348)	(2,476)
Purchase of intangible assets	(550)	(1,000)
Purchase of current financial assets	(10,199)	(3,462)
Sale of current financial assets	246	-
	(11,851)	(6,938)
Cash flows from financing activities		
Cash received for cash settled share based payments	-	12,018
Proceeds from issue of ordinary shares	5,254	-
Purchase of own shares by Employee Benefit Trust	(270)	-
Purchase of own shares by Share Incentive Plan	(900)	-
Sale of own shares by Share Incentive Plan	155	-
IPO costs written off against share premium	(1,130)	-
Dividends paid	(14,398)	(13,800)
	(11,289)	(1,782)
Net increase in cash and cash equivalents	**26,316**	**9,995**
Cash and cash equivalents at beginning of year	25,215	15,220
Cash and cash equivalents at end of the year	**51,531**	**25,215**

Group notes to the financial statements

1. Basis of preparation

The preliminary results for the year ended 30 June 2007 are unaudited. The financial information included in this statement does not constitute the Group's statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 30 June 2007 will shortly be delivered to the Registrar of Companies.

The annual report will be posted to the shareholders on 10 October 2007. BlueBay's Annual General Meeting will be held on 14 November 2007 at 11am at Sofitel St James, 6 Waterloo Place, London SW1Y 4AN.

In preparing the financial information included in this statement the Group has applied policies which are in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union at 30 June 2007, and in accordance with the IFRS accounting policies that were applied as at 30 June 2006.

2. Administrative expenses

	2007 £000's	2006 £000's
The following items have been included in administrative expenses:		
Staff costs	42,521	35,065
Depreciation	1,312	665
Amortisation	328	137
Loss on disposal of property, plant and equipment	254	174
Loss on disposal of intangible assets	-	155
Other operating lease rentals payable:		
Property	1,614	541
Computer software	343	293
Net foreign exchange differences recognised	(54)	1,292

3. Exceptional items

The Group has identified initial public offering ("IPO") costs as an 'exceptional item'. BlueBay was admitted to the official list of the UK Listing Authority on 22 November 2006. In accordance with the provisions of the Companies Act, costs totalling £1,130,000 were written off against the share premium account. Further costs of £1,098,000 were charged against the income statement within administrative expenses.

4. Taxation

Analysis of charge in period:

	2007 £000's	2006 £000's
Current tax		
UK corporation tax on profits for the year	16,444	9,375
Adjustments to tax charge in respect of previous periods	63	126
Foreign tax	155	47
Total current tax	16,662	9,548
Deferred tax		
Origination and reversal of temporary differences	(12)	(42)
Adjustments in respect of previous periods	(64)	-
IFRS 2 share based payments credit	(126)	(63)
Foreign tax	(21)	-
Adjustments in respect of change to future tax rate	9	-
Total deferred tax	(214)	(105)
Total tax expense	16,448	9,443

The tax on the Group's profit before tax differs from amounts that would arise using the theoretical effective UK tax rate applicable to profits of the Group companies, as follows:

	2007 £000's	2006 £000's
Profit on ordinary activities before tax	51,616	31,062
Profit on ordinary activities multiplied by rate of corporation tax in the UK of 30% (2006: 30%)	15,485	9,319
Effects of:		
Expenses not deductible for tax purposes	81	101
Depreciation in excess of capital allowances	381	77
Capital items in revenue	200	-
Exceptional items	329	-
Share based payments	(126)	(63)
Adjustment in respect of previous period	(1)	126
Adjustment in respect of foreign tax rates	54	18
Adjustments in respect of changes to future tax rates	9	-
Other	36	(135)
Total tax expense	16,448	9,443

5. Dividends

	2007 £000's	2006 £000's
Declared and paid during the year		
Equity dividends and ordinary shares		
1st Interim dividend £0.06 (2006: £0.03)	10,177	3,600
2nd Interim dividend £0.03 (2006: £0.01)	4,221	1,200
3rd Interim dividend nil (2006: £0.03)	-	3,000
4th Interim dividend for 2007: nil (2006: £0.06)	-	6,000
Total	14,398	13,800

The Directors have recommended a final dividend of 6.0p in respect of the year ended 30 June 2007.

No final dividend was proposed as at 30 June 2006.

Dividends per share have been adjusted to reflect the changes in BlueBay's restructuring of its share capital.

Of the total dividends declared and paid of £14,398,100; £4,198,100 was paid on shares which are classified as own shares.

Other information

This announcement may contain certain 'forward-looking statements' with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking.

By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond the Group's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally, the policies and actions of regulatory authorities, the impact of competition, inflation and deflation, the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries, and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which the Group operates.

As a result, the Group's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements. The Group undertakes no obligation to update the forward-looking statements contained in this announcement. Nothing in this announcement should be considered as a profit forecast.

REG-BlueBay Asset Man <BBAY.L> Holding(s) in Company

21/08/2007

RNS Number:5721C
BlueBay Asset Management PLC
21 August 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: BlueBay Asset Management plc

2. Reason for the notification (yes/no)

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: No

An event changing the breakdown of voting rights: No

Other (please specify): N/A

3. Full name of person(s) subject to the notification obligation: Janus Capital Management LLC

4. Full name of shareholder(s) (if different from 3): N/A

5. Date of transaction (and date on which the threshold is crossed or reached if different): 16/08/2007

6. Date on which issuer notified: 20/08/2007

7. Threshold(s) that is/are crossed or reached: From 2% to 3%

8. Notified details

A: Voting rights attached to shares

Class/type of shares: GB00B1G52761

Situation previous to the triggering transaction

Number of shares	Number of voting rights
5,238,749	5,238,749

Resulting situation after the triggering transaction

Number of shares	Number of voting rights	Percentage of voting rights
6,968,749	Direct: 6,968,749 Indirect: N/A	Direct: 3.66 Indirect: N/A

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument: N/A

Expiration date: N/A

Exercise/conversion period/date: N/A

More/...

No. of voting rights that may be acquired (if the instrument is exercised/ converted): N/A

Percentage of voting rights: N/A

Total (A+B)
Number of voting rights: 6,968,749

Percentage of voting rights: 3.66

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: N/A

Proxy Voting:

10. Name of the proxy holder: Janus Capital Management LLC

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: Kathy Stahl

15. Contact telephone number: 001 303 336 4528

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLPUUAGRUPMGCG

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REG-BlueBay Asset Man <BBAY.L> Preliminary Results

18/09/2007

RNS Number:0027E
BlueBay Asset Management PLC
18 September 2007

PRELIMINARY RESULTS FOR THE YEAR ENDED 30 JUNE 2007 (unaudited)

Financial highlights

	Year ended 30 June 2007	Year ended 30 June 2006	% increase
Assets under management	US$13.1bn	US$7.0bn	+89%
Total fee income	£109.2m	£76.0m	+44%
Net management fee income *	£61.0m	£37.2m	+64%
Performance fee income	£48.2m	£38.8m	+24%
Profit before tax **	£51.6m	£31.1m	+66%
Operating Margin **	45.2%	39.9%	+5.3pts
Profit after tax	£35.2m	£21.6m	+63%
Diluted earnings per share	18.5p	15.8p	+17%
Proposed dividend per share ***	6.0p	n/a	n/a

* Stated net of rebates and expense cap reimbursements

** Stated after exceptional items

*** Proposed dividend per share subject to shareholder approval

Private limited company prior to November 2006

Hugh Willis, BlueBay's Chief Executive Officer, said:

Performance in 2007

"BlueBay performed well in 2007. Continued growth in Assets under Management (up 89% to $13.1 billion) and profit before tax (up 66% to £51.6 million) was driven by good performance across the Group's funds and products and strong investor demand for its asset management services. BlueBay's five flagship long/short funds returned a blended average of 10.4% net of fees during the year and its five main long-only funds all out-performed their indices by between 1.1 and 6.9 percentage points."

"2007 has seen continued validation of the Group's focused growth strategy, with powerful secular expansion continuing in its main target markets - European corporate debt and emerging market debt - and the Group winning significantly increased market share across its major sub-asset class range."

Growth in Assets under Management ("AuM") and performance in July/ August

"Against the background of a challenging credit environment, trading at BlueBay has been satisfactory in July and August. AuM have risen 7% over the two months in question - from $13.1 billion to $14.0 billion - and the Group has accrued positive performance fee income during the period."

Conservative approach

"Importantly, BlueBay is benefiting in the current environment from the conservative approach it has historically taken to structured credit products, which have proven to be a particularly difficult area for managers that have been more aggressive in this space in recent years. Specifically, BlueBay has avoided any structured products that are exposed to refinancing risk; the structured investment vehicle ("SIV") market and related SIV-lite structures being prime examples of this. We remain an opportunistic issuer of collateralised debt obligations ("CDOs"); with our only issued transaction to date being a 2005 emerging market vehicle whose entire issued note base was upgraded to AAA some time ago and which remains very stable. We have not issued any collateralised loan obligations ("CLOs"), primarily due to our views on term leverage at this point in the credit cycle and it also remains the case that none of BlueBay's funds or products has had any direct long side exposure to the sub-prime mortgage market."

Restoring order to the credit market

"Looking to the immediate future, we expect the current difficult credit market conditions to persist in coming weeks. It seems highly likely that major central banks will soon cut rates - maybe significantly - in order to unblock the arteries of credit markets and prevent a short term liquidity crisis triggering an accelerated recession. Our base case is that such action will ultimately be successful and that an early end to the current credit cycle will be avoided. The process of restoring order to credit markets is nevertheless likely to take some time; and to involve further pain for market participants who have become overextended in recent times. However, this is likely to be a very interesting environment for investors and asset managers whose portfolio liquidity and investment skills equip them to take advantage of forced selling and distressed prices."

BlueBay is well positioned

"We are confident that the highly favourable combination of asset class and industry developments that have driven BlueBay's growth over the last six years are set to continue. From an asset class perspective, European corporate debt markets remain at a relatively early stage of their development and set for further pronounced secular growth; while emerging market debt continues to be embraced by an increasing number of investors worldwide as an important, mainstream asset class. From an industry perspective, the growing popularity of specialist managers, absolute return style investment processes and open architecture distribution continue disproportionately to benefit performance-driven brand names such as our own. BlueBay remains particularly well positioned, in our view, to continue to benefit from this remarkable confluence of trends."

Contacts:

BlueBay Asset Management plc 020 7389 3700

Hugh Willis, CEO

Nick Williams, CFO

Jo Ongert, Head of Marketing & Client Relations

Brunswick Group LLP 020 7404 5959

Nigel Prideaux / Tim Williamson

Notes to Editors:

Information on BlueBay

Founded in 2001, BlueBay is one of the largest independent managers of fixed income credit funds and products in Europe. It listed on the London Stock Exchange in November 2006. With approximately US$14.0 billion of AuM as at 31 August 2007, it has one of the largest concentrations of fixed income credit expertise in Europe. BlueBay specialises in two major sub-asset classes of credit - European corporate debt and emerging market debt.

Within each sub-asset class, the Group offers three distinct product lines: long /short funds, long-only funds and structured products. It also manages a number of long-only segregated accounts on behalf of large institutional clients. BlueBay's overall aim is to provide a broad range of credit products to modern institutional investors which offer attractive risk-adjusted performance characteristics. BlueBay distributes its products directly, through wholesalers and via intermediaries. Its sales and marketing team is based in the Group's offices in London, Tokyo and New York.

Chief Executive's review (extract)

2007 was an important and successful year for BlueBay. The Group performed well in 2007 with continued growth in AuM (up 89% to $13.1 billion) and profit before tax (up 66% to £51.6 million). Growth was driven by good performance across the Group's funds and products and strong investor demand for its asset management services. In November 2006, moreover, the Group realised its long established objective of successfully gaining admission of BlueBay's ordinary shares to the Official List of the UK Listing Authority and to trading on the main market of the London Stock Exchange ("Listing"); and was subsequently admitted to the FTSE 250 index in March 2007.

Group strategy

The Group's strategy since its inception in 2001 has been to position itself as a leading institutional asset manager in two particularly fast growing sectors of the global fixed income credit markets: European corporate debt and emerging market debt. In constructing the optimum business model to achieve this, we have adhered to two key principles:

- That modern institutional investors have a strong preference for employing asset management firms able to offer both comprehensive infrastructure and strong risk-adjusted fund performance; and that this combination is surprisingly rare; and

- That the traditional boundaries between long-only funds and hedge funds are breaking down fast; and that asset management firms seeking scaleable businesses must offer investors a range of absolute return style products spanning both disciplines.

2007 has seen continued validation of the Group's focused growth strategy; with powerful secular expansion continuing in its main target markets - European corporate debt and emerging market debt - the Group winning significantly increased market share across its major sub-asset class range.

2007 results

The most obvious manifestation of this has been robust growth in AuM across the Group's funds and products; from $7.0 billion in June 2006 to $13.1 billion in June 2007. Growth has been strong across all disciplines; with long/short assets rising 76% to $4.9 billion, long-only assets rising 117% to $5.6 billion and structured product assets rising 65% to $2.6 billion.

This asset growth has been driven and underpinned by solid investment performance - the backbone of any asset management firm. The Group's five flagship long/short funds returned a blended average 10.4% net of fees; marginally ahead of budgeted performance. Its five main long-only funds all beat their indices over the year; by between 1.1 and 6.9 percentage points; with both of its European corporate bond funds and one of its emerging markets funds ranking as the best performing in their sectors since launch. A satisfactory year of performance was rounded off with BlueBay receiving the prestigious Global Investor 2007 Emerging Market Debt Award for Investment Excellence.

Solid investment performance was accompanied by continued investment in the Group's infrastructure platform - with the firm's achievements in this sphere being marked by it receiving an award for excellence in hedge fund operations - Best Operator in Fixed Income Single Manager - Europe 2007 from Financial News. The benefits of the Group's focus on building first class systems, compliance, legal and risk infrastructure are now being felt daily; with institutional investors regularly citing BlueBay's strength in these areas as a key differentiator in manager selection.

Despite rapid year on year asset growth and continued infrastructure investment, the Group was successful during the year both in maintaining premium management fee margins and in improving operating margins once more. This allowed pre tax profits and diluted earnings per share to rise to £51.6 million and 18.5 pence respectively. Notable improvements in the quality of earnings were also achieved over the year; with the proportion of overall management fees deriving from the Group's long-only and structured product funds rising from 25% to 36% and the proportion of total revenues represented by management rather than performance fees rising from 49% to 56%.

Listing

The admission of BlueBay's shares to the Official List of the UK Listing Authority in November 2006 was a milestone event. Planned since BlueBay's inception in 2001, the flotation allowed the Group to make available an exit to its original institutional equity backers - Barclays Bank PLC and Shinsei Bank, Limited; to improve further the firm's transparency to the benefit of its fund investors; and to equip itself with a potent currency with which to continue to attract and retain talented people. The flotation was successful; with the maximum number of shares allotted.

People

Asset management companies are ultimately dependent upon their people and BlueBay's success to date has been a direct function of its ability to attract and retain the very best people in the industry. We are required to do this in a highly competitive market place and therefore attach considerable importance to ensuring that BlueBay is a pleasant and rewarding place to work. While competitive cash compensation structures and a collegiate working environment are important elements of this programme, at its heart lies the important principle of universal equity ownership. 58% of BlueBay's equity was held by its employees at year end; with all of the Group's permanent UK employees given the opportunity to own shares in the firm. BlueBay's employees also hold in excess of $100 million of personal investments in BlueBay funds.

Outlook

The first two months of the current financial year (July and August) have been, as already well documented, extremely difficult for credit markets. What began as a sub prime mortgage crisis in the US has spilled over into the broader credit arena and severe losses have been experienced by many market participants. This is giving rise to a more challenging credit environment than we have seen for some years and it appears unlikely that the second half of the current calendar year will be an easy one for the industry in general.

Against the background of a challenging credit environment, trading at BlueBay has been satisfactory in July and August. AuM have risen 7% over the two months in question - from $13.1 billion to $14.0 billion - and the Group has accrued positive performance fee income during the period.

Importantly, BlueBay is benefiting in the current environment from the conservative approach it has historically taken to structured credit products, which have proven to be a particularly difficult area for managers that have been more aggressive in this space in recent years. Specifically, BlueBay has avoided any structured products that are exposed to refinancing risk; the structured investment vehicle ("SIV") market and related SIV-lite structures being prime examples of this. We remain an opportunistic issuer of collateralised debt obligations ("CDOs"); with our only issued transaction to date being a 2005 emerging market vehicle whose entire issued note base was upgraded to AAA some time ago and which remains very stable. We have not issued any collateralised loan obligations ("CLOs"), primarily due to our views on term leverage at this point in the credit cycle and it also remains the case that none of BlueBay's funds or products has had any direct long side exposure to the sub-prime mortgage market.

Looking to the immediate future, we expect the current difficult credit market conditions to persist in coming weeks. It seems highly likely that major central banks will soon cut rates - maybe significantly - in order to unblock the arteries of credit markets and prevent a short term liquidity crisis triggering an accelerated recession. Our base case is that such action will ultimately be successful and that an early end to the current credit cycle will be avoided. The process of restoring order to credit markets is nevertheless likely to take some time; and to involve further pain for market participants who have become overextended in recent times. However, this is likely to be a very interesting environment for investors and asset managers whose portfolio liquidity and investment skills equip them to take advantage of forced selling and distressed prices.

More generally, we believe that the highly favourable combination of asset class and industry developments that have driven BlueBay's growth over the last six years are set to continue. From an asset class perspective, European corporate debt markets remain at a relatively early stage of their development and set for further pronounced secular growth; while emerging market debt continues to be embraced by an increasing number of investors worldwide as an important, mainstream asset class. From an industry perspective, the growing popularity of specialist managers, absolute return style investment processes and open architecture distribution continue disproportionately to benefit performance-driven brand names such as our own. BlueBay remains particularly well positioned, in our view, to continue to benefit from this remarkable confluence of trends.

A thank you

I would like to close my remarks by extending my thanks to all the members of BlueBay's staff that have made possible the Group's success to date. We will continue to rely upon their skill and dedication for our future success; and we do so with confidence.

Hugh Willis
Chief Executive

Business Review (extract)

Non-financial business drivers

The key non-financial drivers of the business are the growth of AuM, fund performance and the effective management of business risk.

Growth of AuM

During the course of the financial year, AuM increased by $6.1 billion to reach $13.1 billion at 30 June 2007. All products contributed to this increase with long/short increasing by $2.1 billion to $4.9 billion, long-only increasing by $3.0 billion to $5.6 billion and structured products increasing by $1.0 billion to $2.6 billion.

Components of AuM growth

Of the increase in AuM of $6.1 billion during the financial year 2007, net subscriptions contributed $5.0 billion while net fund performance contributed $1.1 billion. The following tables provide the breakdown of net subscriptions into gross subscriptions and gross redemptions. Subscriptions and redemptions record the gross movements into and out of the various funds managed by BlueBay as recorded by the transfer agents or custodians. No adjustments have been made to reflect switches of investments between investment funds managed by BlueBay.

AuM growth in BlueBay funds for periods indicated:

	As at 30 June 2007 $m	As at 30 June 2006 $m
Beginning of period AuM	6,959	3,022
Subscriptions	6,429	4,296
Redemptions	(1,353)	(778)
Net subscriptions	5,076	3,518
Net fund performance	1,083	419
End of period AuM	13,118	6,959

a) Long/Short Funds

Of the $2.1 billion increase in long/short AuM, net subscriptions contributed $1.8 billion and net fund performance $0.3 billion. In April 2007, BlueBay launched its first new long/short funds since November 2003. The BlueBay Multi-Strategy Fund and the BlueBay Multi-Strategy PLUS Fund ("BlueBay Multi-Strategy Funds"), which invest in a number of strategies across two sub-asset classes, closed the year with net subscriptions of $646 million.

AuM growth in long/short funds for periods indicated:

	As at 30 June 2007 $m	As at 30 June 2006 $m
Beginning of period AuM	2,804	1,853
Subscriptions	2,411	1,177
Redemptions	(645)	(499)
Net subscriptions	1,766	678
Net fund performance	368	273

End of period AuM	4,938	2,804

b) Long-only Funds

Of the $3.0 billion increase in long-only AuM, $2.5 billion arises from net subscriptions and $0.5 billion from net fund performance. 2007 saw the introduction of two new long-only sub-funds, the BlueBay Emerging Market Select Bond Fund and the SIM BlueBay Emerging Market Local Currency Bond Fund, and 5 new segregated mandates.

AuM growth in long-only funds for periods indicated:

	As at 30 June 2007 $m	As at 30 June 2006 $m
Beginning of period AuM	2,574	705
Subscriptions	2,939	1,950
Redemptions	(449)	(179)
Net subscriptions	2,490	1,771
Net fund performance	511	98
End of period AuM	5,575	2,574

c) Structured Products

Of the $1.0 billion increase in structured products AuM, net subscriptions contributed $0.8 billion and net fund performance $0.2 billion. 2007 saw the launch of a new structured fund, the BlueBay Emerging Market Opportunity Fund and several new fund derivatives products.

AuM growth in structured products for periods indicated:

	As at 30 June 2007 $m	As at 30 June 2006 $m
Beginning of period AuM	1,581	465
Subscriptions	1,078	1,168
Redemptions	(259)	(99)
Net subscriptions	819	1,069
Net fund performance	205	47
End of period AuM	2,605	1,581

Fund investor analysis

BlueBay's fund investors are primarily institutional clients making up 60% of BlueBay's AuM as at 30 June 2007 (up from 51% as at 30 June 2006) with fund of funds clients making up 24% (down from 29%), white labelling and distributors 11% (down from 14%) and private clients 5% (down from 6%). By geographical range, Europe accounted for 68% of BlueBay's AuM as at 30 June 2007 (down from 73% as at 30 June 2006), Asia/Australia accounted for 19% (up from 13%) and the US accounted for 10% (down from 13%).

Fund performance

a) Long/short funds

For the financial year to 30 June 2007, the annual returns net of fees were 15.8% for the BlueBay Emerging Market Total Return Fund, 9.7% for the BlueBay Value Recovery Fund (US$ share class) and 0.4% for the BlueBay Global Credit Fund. During their first three months since launch, the BlueBay Multi-Strategy Fund and the BlueBay Multi-Strategy PLUS Fund generated returns net of fees of 2.1% and 2.4% respectively. The blended long/short annual return was 10.4% which is slightly ahead of the budgeted return rate of 10.0%.

b) Long-only funds

For the long-only flagship funds the relative returns for the year to 30 June 2007 were all ahead of their benchmarks. The relative returns for the year were 111 basis points ahead of the index for the BlueBay Investment Grade Fund, 125 basis points ahead of the index for the BlueBay High Yield Bond Fund, 259 basis points ahead of the index for the BlueBay Emerging Market Bond Fund, 687 basis points ahead of the index for the BlueBay Emerging Market Local Currency Bond Fund and 286 basis points ahead of the index for the BlueBay Emerging Market Select Bond Fund.

c) Structured Products

Fund derivatives comprise a large proportion of our structured products platform. The returns generated on each of these funds closely mirrors the returns of the related flagship long/short or long-only fund on which each is based. The performance of the fund derivatives has therefore been covered in the paragraphs above. In our Structured Funds, which makes up the smaller piece of Structured Products, the BlueBay European Credit Opportunity Fund generated an absolute return of 14.0%.

Business risk

In common with all other asset management firms, BlueBay faces a number of business risks which are actively managed. Further detail on the management of business risk will be contained in our Annual Report.

Financial business drivers

Summary of results

During the year, total fee revenues increased 43.8% to £109.2 million. Total administrative expenses increased by 25.5% to £58.6 million leading to an increase in operating profit of 66.7% to £50.5 million. After exceptional items, net finance income and tax, profit increased by 62.7% to £35.2 million.

Key Financial Drivers

The key financial drivers of the business are; the growth in net management fees, performance fees and the management of our operating margins.

Growth in net management fees

BlueBay continues to experience strong growth in net management fees during 2007 which increased by £23.8 million or 64.0% to £61.0 million (2006: £37.2 million).

Net management fee income outstripped performance fee income for the first time, mainly as a result of the continuing strong growth in AuM, particularly in long-only products. We expect net management fees will continue to represent a growing proportion of total fee income in years to come.

Net management fees by product are analysed as indicated:

Product	For the year ended 30 June					
	2007		2006		2005	
	£m	% *	£m	%*	£m	%*
Long/short	39.3	64.4%	28.0	75.3%	13.9	85.7%
Long-only	12.9	21.1%	5.1	13.7%	0.9	5.4%
Structured products	8.8	14.5%	4.1	11.0%	1.5	8.9%
Total net management fees	61.0		37.2		16.3	

*percentage of total net management fees

Over time, the share of total net management fee revenue generated by long-only and structured products has increased. We expect this trend to continue over the coming years.

Management fees on long/short products are charged at 2 per cent per annum on all assets attributable to unrelated parties. Certain share classes which are only eligible to a defined group of related parties (mainly Directors and employees), do not attract management (or performance) fees. The management fee yields on all other long/short products remain at 200 basis points. As a result, we expect this will decline slightly over time as investments by Directors and employees increase.

The management fees charged on long-only and structured products are more varied, ranging between 30 basis points and 175 basis points, depending on factors such as sub-asset class, the share class and the levels of rebates offered. Fee yields on long-only and structured products are closely managed to avoid signs of erosion. The average management fee yield on our long-only products is stable at 62 basis points for the year to 30 June 2007 (year to 30 June 2006: 61 basis points). The average management fee yield on our structured products for the same period increased to 86 basis points (2006: 80 basis points). The improvement is mainly attributable to a change in products and sub-asset class mix.

Net management fees are reported net of rebate payments on long-only and structured products (which are contractually-agreed fee discounts for large investments) and of expense cap reimbursements (which is where BlueBay reimburses a fund for the excess of its administrative expenses over a pre-determined maximum level). These revenue deductions amounted to £3.6 million or 5.6% of gross management fees (2006: £1.3 million or 3.3%).

Performance fees

Performance fees continue to grow with an increase of £9.4 million or 24.3% to £48.2 million (2006: £38.8 million). Performance fees are charged on all long/short funds and structured funds. Performance fees combined with lower management fees are also offered on long-only funds as an alternative to the more usual management fee only fee structures.

Performance fees are generated predominantly by our long/short funds which represented 95% of the overall performance fee revenues in the year to 30 June 2007.

Performance fees by product are analysed as indicated:

Product	For the year ended 30 June		
	2007	2006	2005
	£m	£m	£m
Long/short	46.0	37.9	23.2
Long-only	0.9	0.7	0.3
Structured products	1.3	0.2	0.0
Total performance fees	48.2	38.8	23.5

BlueBay aims to reduce its dependency on performance fees over time, with performance fees as a percentage of total fee revenues dropping to 44.2% in financial year 2007 from 51.1% in the previous financial year.

Operating margins

During the financial year 2007, BlueBay's administrative expenses have increased by £11.9 million or 25.5% with total compensation costs increasing by £7.6 million or 21.6% and non-compensation costs increasing by £4.3 million or 37.3%.

Compensation expenses are split between those which are linked directly or indirectly to investment performance (performance-based compensation costs) and those which are not (non-performance based compensation costs). The former are compared to performance fee revenues and the latter to the management fee revenues.

During the financial year, the ratio of performance based compensation to performance fees improved to 42.8% from 47.3% in the previous financial year. This improvement is solely attributable to the expansion of the bonus deferral programme to a wider group of employees. Under IFRS, the deferred bonuses are charged to the income statement over the performance and vesting period rather than in the year in which the performance is generated. The maturing of this deferral programme will generate a deterioration of this ratio in years to come. Performance-based compensation arrangements are reviewed on an annual basis in light of competitive pressures for talented professionals. These reviews could result in changes to the ratio over time.

During the financial year, the ratio of non-performance based compensation to net management fees improved to 36.1% from 45% in the previous year. This improvement partly reflects the expansion of the bonus deferral programme but also reflects the increasing scale of the business. We expect this ratio will continue to improve over time.

During the financial year, the ratio of non-compensation costs to net management fees improved to 26.2% from 31.3% in the previous year. Within these expenses, the two most significant increases were attributable to an increase in trail commissions paid to distributors and an increase in occupancy costs, in anticipation of the relocation of the London office to new premises at the end of calendar year 2007. We expect this ratio will continue to improve over time with the increasing scale of the business.

The Group's operating margin before exceptional items increased to 46.2% (2006: 39.9%). Part of this improvement is due to the impact of the deferred bonus programme and part is due to improvements due to the scaling of the business.

The process of Listing in November 2006 resulted in one-off expenses for the Group amounting to £2.2 million. In accordance with International Accounting Standard ("IAS") 32 Financial Instruments: Disclosure and Presentation and the Companies Act 1985 some of these expenses were charged to the income statement (£1.1 million) as an exceptional item while the remaining £1.1 million were written-off against the share premium account.

Profit distribution

To the extent they are not needed for ongoing investment in the business and to provide a prudential capital cushion, BlueBay intends to use its retained earnings as follows:

Dividends

As a private company, BlueBay paid out almost all of its distributable reserves to its shareholders. The dividends of £14.4 million recognised in the Financial Statements for the year ended 30 June 2007 were all paid out before Listing. At the time of Listing we said that we intended to distribute between one quarter and one half of net profits by way of dividend and that any dividend declared for the year to 30 June 2007 would only be in respect of that period of the financial year during which BlueBay had been listed. In respect of the year ended 30 June 2007, the Board has recommended a total final dividend of £11.4 million, equivalent to 6.0p per share, which represents approximately 32.4% of the profit after tax generated for the financial year and 38.8% of retained earnings generated since Listing. Subject to shareholder approval, the dividend will be paid on 23 November 2007 to shareholders on the register on 26 October 2007; the ex dividend date being 24 October 2007.

Other Uses

As we explained above, we feel it is essential that share ownership is widely distributed amongst employees and that key professionals retain meaningful interests in BlueBay equity. We intend, therefore, to provide financing to our primary Employee Benefit Trust in order to enable it to purchase BlueBay's shares in the market that can provide the basis for direct and indirect equity awards to employees over the coming years.

We also believe it is important for the Group to retain the flexibility of providing seed capital to new funds, if necessary.

Group income statement

For the year ended 30 June 2007

	Note	2007 £000's	2006 £000's
Revenue		109,191	75,958
Other operating income		249	1,035
Other operating expenses		(343)	-
Administrative expenses	2	(59,719)	(46,706)

	Note		
Operating profit		49,378	30,287
Operating profit before exceptional items		50,476	30,287
Exceptional items	3	(1,098)	-
Operating profit		49,378	30,287
Finance income		2,244	816
Finance expense		(6)	(41)
Profit on ordinary activities before taxation		51,616	31,062
Taxation	4	(16,448)	(9,443)
Profit for the year attributable to ordinary equity shareholders		35,168	21,619
Earnings per share			
Basic		25.0p	18.0p
Diluted		18.5p	15.8p
Memo			
Dividends paid in the period	5	14,398	13,800

Group balance sheet

As at 30 June 2007

	2007 £000's	2006 £000's
Assets		
Non-current assets		
Property, plant and equipment	2,554	2,838
Intangible assets	1,747	1,525
Deferred tax asset	6,731	631
Non-current receivables	99	1,218
Total non-current assets	11,131	6,212
Current assets		
Trade and other receivables	35,771	31,130
Current tax asset	84	-
Derivative financial instruments	3	246
Financial assets	13,876	3,674
Cash and cash equivalents	51,531	25,215
Total current assets	101,265	60,265
Total assets	112,396	66,477
Liabilities		
Non-current liabilities		
Deferred tax liability	-	117
Trade and other payables	6,353	1,347

Liability for share based payments	-	12,018
	6,353	13,482
Current liabilities		
Trade and other payables	18,367	19,084
Current tax liabilities	77	5,334
Total current liabilities	18,444	24,418
Total liabilities	24,797	37,900
Shareholders' equity		
Share capital	190	12
Share premium	31,551	15,587
Retained earnings	49,635	12,531
Own shares	(1,015)	-
Other reserves	7,238	447
Total shareholders' equity	87,599	28,577
Total liabilities and shareholders' equity	112,396	66,477

Group statement of changes in shareholders' equity

	Share capital £000's	Share premium £000's	Retained earnings £000's	Own shares £000's	Other reserves £000's	Total £000's
Balance at 1 July 2006	12	15,587	12,531	-	447	28,577
Currency translation adjustments	-	-	(12)	-	-	(12)
Share based payments	-	-	-	-	687	687
Deferred tax on share based payments	-	-	-	-	6,006	6,006
Deferred income tax	-	-	-	-	16,444	16,444
Net income/(expense) recognised directly in equity:	-	-	(12)	-	23,137	23,125
Profit for the year	-	-	35,168	-	-	35,168
Dividends	-	-	(14,398)	-	-	(14,398)
Total recognised income for the year	-	-	20,758	-	23,137	43,895

Reclassification of debt as equity	50	11,968	-	-	-	12,018
Exercise of share options	20	5,234	-	-	-	5,254
Bonus issue	108	(108)	-	-	-	-
IPO costs (Note 3)	-	(1,130)	-	-	-	(1,130)
Purchase of own shares by Employee Benefit Trust	-	-	-	(270)	-	(270)
Purchase of own shares for Share Incentive Plan	-	-	-	(900)	-	(900)
Disposal of own shares for Share Incentive Plan	-	-	-	155	-	155
Utilisation of deferred tax asset	-	-	16,350	-	(16,350)	-
Transfer between reserves	-	-	(4)	-	4	-
Balance at 30 June 2007	190	31,551	46,635	(1,015)	7,238	87,599

Group statement of changes in shareholders' equity (continued)

	Share Capital £000's	Share Premium £000's	Retained Earnings £000's	Own Shares £000's	Other Reserves £000's	Total £000's
Balance at 1 July 2005	12	15,587	4,714	-	-	20,313
Currency translation adjustments	-	-	(2)	-	-	(2)
Share based payments	-	-	-	-	81	81
Deferred tax on share based payments	-	-	-	-	366	366
Net income/(expense) recognised directly in equity:	-	-	(2)	-	447	445
Profit for the year	-	-	21,619	-	-	21,619
Dividends	-	-	(13,800)	-	-	(13,800)
Total recognised income for the year	-	-	7,817	-	447	8,264
Balance at 30 June 2006	12	15,587	12,531	-	447	28,577

Group cash flow statement

For the Year Ended 30 June 2007

	2007 £000's	2006 £000's
Cash flows from operating activities		
Cash generated from operations	56,118	26,545
Corporation tax paid	(5,564)	(7,830)
Exceptional items	(1,098)	-
	49,456	18,715
Cash flows from investing activities		
Purchase of property, plant and equipment	(1,348)	(2,476)
Purchase of intangible assets	(550)	(1,000)
Purchase of current financial assets	(10,199)	(3,462)
Sale of current financial assets	246	-
	(11,851)	(6,938)
Cash flows from financing activities		
Cash received for cash settled share based payments	-	12,018
Proceeds from issue of ordinary shares	5,254	-
Purchase of own shares by Employee Benefit Trust	(270)	-
Purchase of own shares by Share Incentive Plan	(900)	-
Sale of own shares by Share Incentive Plan	155	-
IPO costs written off against share premium	(1,130)	-
Dividends paid	(14,398)	(13,800)
	(11,289)	(1,782)
Net increase in cash and cash equivalents	26,316	9,995
Cash and cash equivalents at beginning of year	25,215	15,220
Cash and cash equivalents at end of the year	51,531	25,215

Group notes to the financial statements

1. Basis of preparation

The preliminary results for the year ended 30 June 2007 are unaudited. The financial information included in this statement does not constitute the Group's statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 30 June 2007 will shortly be delivered to the Registrar of Companies.

The annual report will be posted to the shareholders on 10 October 2007.

BlueBay's Annual General Meeting will be held on 14 November 2007 at 11am at Sofitel St James, 6 Waterloo Place, London SW1Y 4AN.

In preparing the financial information included in this statement the Group has applied policies which are in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union at 30 June 2007, and in accordance with the IFRS accounting policies that were applied as at 30 June 2006.

2. Administrative expenses

	2007 £000's	2006 £000's
The following items have been included in administrative expenses:		
Staff costs	42,521	35,065
Depreciation	1,312	665
Amortisation	328	137
Loss on disposal of property, plant and equipment	254	174
Loss on disposal of intangible assets	-	155
Other operating lease rentals payable:		
Property	1,614	541
Computer software	343	293
Net foreign exchange differences recognised	(54)	1,292

3. Exceptional items

The Group has identified initial public offering ("IPO") costs as an 'exceptional item'. BlueBay was admitted to the official list of the UK Listing Authority on 22 November 2006. In accordance with the provisions of the Companies Act, costs totalling £1,130,000 were written off against the share premium account. Further costs of £1,098,000 were charged against the income statement within administrative expenses.

4. Taxation

Analysis of charge in period:

	2007 £000's	2006 £000's
Current tax		
UK corporation tax on profits for the year	16,444	9,375
Adjustments to tax charge in respect of previous periods	63	126
Foreign tax	155	47
Total current tax	16,662	9,548
Deferred tax		
Origination and reversal of temporary differences	(12)	(42)
Adjustments in respect of previous periods	(64)	-
IFRS 2 share based payments credit	(126)	(63)
Foreign tax	(21)	-
Adjustments in respect of change to future tax rate	9	-

Total deferred tax	(214)	(105)
Total tax expense	16,448	9,443

The tax on the Group's profit before tax differs from amounts that would arise using the theoretical effective UK tax rate applicable to profits of the Group companies, as follows:

	2007 £000's	2006 £000's
Profit on ordinary activities before tax	51,616	31,062
Profit on ordinary activities multiplied by rate of corporation tax in the UK of 30% (2006: 30%)	15,485	9,319
Effects of:		
Expenses not deductible for tax purposes	81	101
Depreciation in excess of capital allowances	381	77
Capital items in revenue	200	-
Exceptional items	329	-
Share based payments	(126)	(63)
Adjustment in respect of previous period	(1)	126
Adjustment in respect of foreign tax rates	54	18
Adjustments in respect of changes to future tax rates	9	-
Other	36	(135)
Total tax expense	16,448	9,443

5. Dividends

	2007 £000's	2006 £000's
Declared and paid during the year Equity dividends and ordinary shares		
1st Interim dividend £0.06 (2006: £0.03)	10,177	3,600
2nd Interim dividend £0.03 (2006: £0.01)	4,221	1,200
3rd Interim dividend nil (2006: £0.03)	-	3,000
4th Interim dividend for 2007: nil (2006: £0.06)	-	6,000
Total	14,398	13,800

The Directors have recommended a final dividend of 6.0p in respect of the year ended 30 June 2007.

No final dividend was proposed as at 30 June 2006.

Dividends per share have been adjusted to reflect the changes in BlueBay's restructuring of its share capital.

Of the total dividends declared and paid of £14,398,100; £4,198,100 was paid on shares which are classified as own shares.

Other information

This announcement may contain certain 'forward-looking statements' with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking.

By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond the Group's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally, the policies and actions of regulatory authorities, the impact of competition, inflation and deflation, the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries, and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which the Group operates.

As a result, the Group's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements. The Group undertakes no obligation to update the forward-looking statements contained in this announcement. Nothing in this announcement should be considered as a profit forecast.

END
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REG-BlueBay Asset Man <BBAY.L> Blocklisting Interim Review

20/09/2007

RNS Number:1136E
BlueBay Asset Management PLC
20 September 2007

RECEIVED 2008 JAN -7 A 5:49

Block Listing Six Monthly Return

1. NAME OF COMPANY: BlueBay Asset Management plc

2. NAME OF SCHEME: Unapproved option scheme.

3. PERIOD OF RETURN: FROM: 20 March 2007 TO: 20 September 2007

4. BALANCE OF UNALLOTTED SECURITIES UNDER SCHEME(S) FROM PREVIOUS RETURN:

   2,400,000 shares

5. PLUS: THE AMOUNT BY WHICH THE BLOCK SCHEME(S) HAS BEEN INCREASED SINCE THE DATE OF THE LAST RETURN (IF ANY INCREASE HAS BEEN APPLIED FOR):

   No such increase has been applied for.

6. LESS: NUMBER OF SECURITIES ISSUED/ALLOTTED UNDER SCHEME(S) DURING PERIOD:

   100,000 shares issued/allotted.

7. EQUALS: BALANCE UNDER THE SCHEME NOT YET ISSUED/ALLOTTED AT END OF PERIOD:

   2,300,000 shares

CONTACT FOR QUERIES

NAME: James Brace

TELEPHONE: 020 7389 3604

END
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REG-BlueBay Asset Man <BBAY.L> Annual Report and Accounts

25/09/2007

RNS Number:3992E
BlueBay Asset Management PLC
25 September 2007

Annual Report and Accounts for the year ended 30 June 2007

Copies of the above document have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Telephone: 020 7066 1000

The Annual Report and Accounts will also be made available on the Company's website at www.bluebayinvest.com.

This information is provided by RNS
The company news service from the London Stock Exchange

END
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